SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                            Colgate-Palmolive Company
 -------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
 -------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   194-162-103
 -------------------------------------------------------------------------------
                                  CUSIP NUMBER


                                December 31, 1998
 -------------------------------------------------------------------------------
                                  DATE OF EVENT



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/      Rule 13d-1(b)
         / /      Rule 13d-1(c)
         / /      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                Page 1 of 7 Pages

CUSIP NO. 194-162-103

1.       NAME OF REPORTING PERSON
             S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LASALLE NATIONAL BANK (not in its individual or corporate capacity but solely as trustee (the "Trustee") of the Colgate-Palmolive Company Employee Stock Ownership Trust (the "Trust") (Tax Identification No. 36-1521370)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not applicable.
                  (A)
                  (B)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

             LaSalle National Bank is a national banking association organized under the laws of the United States.

       NUMBER OF           5.     SOLE VOTING POWER

        SHARES                              0

     BENEFICIALLY          6.     SHARED VOTING POWER

       OWNED BY                             24,312,014 (as of 12/31/98)

         EACH              7.     SOLE DISPOSITIVE POWER

       REPORTING                            0

        PERSON             8.     SHARED DISPOSITIVE POWER

         WITH                               24,312,014 (as of 12/31/98)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            24,312,014 (as of 12/31/98)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
         SHARES

         Not applicable.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.12%

12.      TYPE OF REPORTING PERSON
                  BK, EP

                                Page 2 of 7 Pages

The filing of this Statement on Schedule 13G is made by LaSalle National Bank as trustee (the "Trustee") for the Colgate-Palmolive Employee Stock Ownership Trust and Plan (the "Trust") voluntarily and does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement for the Trust and the Trustee. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

Item 1(a)         NAME OF ISSUER:

                  The name of the issuer is Colgate-Palmolive Company (the "Issuer").

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The address of the principal executive offices of the Issuer is 300 Park Avenue, New York, New York 10022- 7499.


Item 2(a)         NAME OF PERSON FILING:

                  The person filing this Statement is the Trust and the Trustee.

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  The address of the Trust and its principal place of business is c/o LaSalle National Bank, 135 South LaSalle Street, Chicago, Illinois 60603. The address of the Trustee is 135 South LaSalle Street, Chicago,
                  Illinois 60603.

Item 2(c)         CITIZENSHIP:

                  LaSalle National Bank is a national banking association organized under the laws of the United States.


                                Page 3 of 7 Pages

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  The class of equity securities to which this Statement relates is the Common Stock of the Issuer.

Item 2(d)         CUSIP NUMBER:

                  The CUSIP number of the Common Shares is 194-162-103.

Item 3            THE PERSON FILING THIS STATEMENT IS A:

                  [b] [x] Bank as defined in Section 3(a)(6) of the Act.

                  [f] [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") or Endowment
                  Fund.

Item 4            OWNERSHIP

                  (a)      Amount Beneficially Owned:  24,312,014(1)

                  (b)      Percent of Class:  7.12% (as of 12/31/98)

                  (c) Number of shares as to which such person has:

                     (i)          sole power to vote or to direct the vote:

                                                     0

                    (ii) shared power to vote or to direct the vote:

                                                  24,312,014(2)
--------
(1) Includes 4,063,358 unallocated shares of Convertible Preferred Stock, Series B which are convertible into Common Stock on a four-to-one basis. Excludes 1,674,868 Shares of Common Stock which are allocated to accounts of participants ("ESOP Participants") of the Colgate-Palmolive Employee Stock Ownership Plan (the "ESOP") and 1,543,128 shares of Convertible Preferred Stock, Series B which are allocated to accounts of the ESOP Participants.

(2) Participants in the Trust have the right to direct the Trustee in the voting of Common Stock and Convertible Preferred Stock, Series B, allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to the voting of allocated shares of Common Stock and Convertible Preferred Stock, Series B, the Trustee votes such shares in the same proportion as the allocated shares for which the Trustee receives directions from participants. The unallocated shares of Common Stock and the Convertible Preferred Stock, Series B are voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from participants. In the event of a tender offer, the participants have the right to direct the Trustee as to the manner in which to respond. Allocated shares of Common Stock and Convertible Preferred Stock, Series B, for which no directions are received shall not be tendered by the Trustee. The unallocated shares of Common Stock and Convertible Preferred Stock, Series B, are tendered in the same proportion as the allocated shares for which directions are received. 22,425,944 unallocated shares of Common Stock (consisting of 4,063,358 shares of Convertible Preferred Stock, Series B which are convertible into common stock on a four-to-one basis) are held by the Trustee in its capacity as Trustee of the Trust. This statement includes 211,202 shares of Common Stock which are held by the Trustee as trustee custodian for certain accounts unrelated to the Issuer or the Trust. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of
Section 1(d) and 13(g) of the Act, the beneficial owner of any securities covered by the statement.

                                Page 4 of 7 Pages

                   (iii)          sole   power  to   dispose   or   direct   the
                                  disposition of:

                                                      0

                    (iv)          shared   power  to   dispose   or  direct  the
                                  disposition of:

                                                 24,312,014(2)

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON:

                  Subject to the terms and conditions of the ESOP Trust and the related plan, ESOP Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock or Convertible Preferred Stock, Series B reflected in this Schedule 13G. The respective participants' accounts disclosed under Item 4(a) above may have the right to receive, or direct the receipt of, dividends on, or proceeds from the sale of, the 211,202 shares of Common Stock disclosed under such Item 4(a).

                                Page 5 of 7 Pages

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP:

                  Not applicable.

Item 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

Item 10           CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                Page 6 of 7 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 11, 1999
                                                      Date



                                             LASALLE NATIONAL BANK. (not in its
                                             individual or corporate capacity
                                             but solely as Trustee)


                                                         Signature
                                             E.Vaughn Gordy
                                             First Vice President
                                                 Name/Title


                                Page 7 of 7 Pages